Exhibit 99.3

JUNE 29, 2020 Insurance Acquisition Corp. to Discuss the Proposed Business Combination with Shift Technologies

Corporate Participants

Daniel Cohen – Chairman of the Board of Insurance Acquisition Corp.

George Arison – Co-CEO, Shift

Toby Russell – Co-CEO, Shift

Operator

Good morning, ladies and gentlemen. Thank you for standing by, and welcome to the Shift Technologies and Insurance Acquisition Corp. Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Insurance Acquisition Corp. and may be accessed on the SEC’s website, including the exhibits thereto.

There is an investor deck that has been filed by Insurance Acquisition Corp. with the SEC and which will be helpful to reference in conjunction with today’s discussion. Please review the disclaimers included therein and refer to that as the guide for today’s call. For everyone on the phone, Insurance Acquisition Corp. and Shift Technologies will not be fielding any questions on today’s call. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Insurance Acquisition Corp.’s Form 8-K filed today at the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in Insurance Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Insurance Acquisition Corp.’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Daniel Cohen, Chairman of Insurance Acquisition Corp., George Arison, Co-CEO of Shift and Toby Russell Co-CEO of Shift.

Daniel Cohen, Chairman of Insurance Acquisition Corp.

Thank you everybody for dialing in. We are very excited about combining with Shift Technologies, a leader in the used car e-commerce industry.  As I think many of you know, the $840 billion used car market is a huge and fragmented marketplace, which is ripe for changing the consumer experience from the one of the worst -buying a used car from a used car dealer -to one of the best - buying a used car in the comfort of your home, directly, and with fantastic customer service.

E-commerce, which represents less than 1% of this market, is rapidly taking market share away from traditional auto dealers. There is a tremendous opportunity for growth in the space and we are very excited to see Shift positioned to take a place alongside Vroom and Carvana as a public company in this sector.

We have been extremely impressed with the Shift management team and their success in building a robust technology platform that enables customers to simply and efficiently identify, test-drive, and finance the sale or purchase of a used car from the comfort of their home.

But before I turn the presentation over to Shift’s management team, let me walk through the details of the transaction.

Shift will enter into a business combination with Insurance Acquisition Corp., with the combined company continuing as a public, NASDAQ-listed company with an implied market cap of approximately $730 million at closing. The pro forma enterprise value of the combined company will represent 1x Shift’s 2021 pro forma expected revenue. We are also very pleased to announce that we have received commitments for a private investment of $185 million, which would be funded upon completion of the business combination, and which more than satisfies the transaction’s $100 million minimum cash condition. Cash proceeds of the business combination transaction will be up to approximately $300 million and will be used to support Shift’s working capital and fund growth.  We expect the transaction to close in the third quarter.

As I mentioned earlier, we are tremendously excited to bring this deal to our shareholders and to the market. Shift has a great team that is changing the way the used car market works.

With this, I would like to now turn it over to George and Toby who can share their perspective and the go-forward opportunity.

George Arison, Co-CEO

Thank you Daniel. I am really excited to be here today with my friend and Co-CEO Toby Russell to to share with you some of the highlights of our business and how we can use this transaction to accelerate our vision of how the used car buying and selling experience can and should work. Toby and I have known each other for over 25 years. We started two companies together, and we know how to work together in different roles while managing a high growth, disruptive business.

Shift was founded in 2014 with a mission to simplify the used car buying and selling process. As Daniel mentioned, the used car market is extremely large and has only recently begun to see meaningful ecommerce opportunities. We saw the opportunity early, and we have built a strong technology platform that has enabled us to help change how consumers experience the entire lifecycle of car ownership.

Unlike some others, Shift offers consumers a car buying relationship. We help them discover and or research specific cars, and we allow a customer to test drive a vehicle at their home. We have developed the tools to enable the customer to buy the vehicle at their home, and we allow the customer to sell his car, which we will pick up. So that’s our current customer service offering, but in the future, we think that offering our customers a car ownership relationship can be a substantial driver for our business. This would allow us to leverage our white glove concierge model for test drives into the ownership space, helping customers with oil changes, regular maintenance, etc. This will really close the loop on our entire customer/car lifecycle relationship and should help drive down our customer acquisition cost, or CAC, over time.

In order to give our customers the very best car buying experience, we focus on 3 core areas: First is Vehicle Acquisition, where we source 90% of our vehicles from consumers, allowing us to offer a very broad selection of cars – age, mileage, price – which then helps us achieve greater market penetration in our served markets. Second is Reconditioning. We have 5 regional reconditioning centers. This gives us great regional reach to continue to scale the business, but just as importantly, we believe owning the reconditioning process is a critical capability set. We have been able to efficiently tune our reconditioning processes by digitizing and streamlining many of the workflows and repair processes and employing machine learning and other digital solutions to optimize high volume steps. Finally, we have built a powerful omnichannel sales platform that truly provides our customers with purchase flexibility. A customer can buy a car sight unseen via our website, or she can order a test drive and one of our concierge drivers will deliver the car to her home or work. After which she can even buy the car in her driveway, with all the financing and insurance products that a consumer expects. It’s a frictionless experience, without the pressure associated with buying a used car.

Another key attribute that has helped us grow the business is our ability to offer one of the widest spectrums of vehicles online. The key metrics for used cars are age, mileage and price. Approximately 85% of all used cars sold are between 3 and 10 years old. Shift’s inventory intentionally overlays well with these industry metrics. Roughly 75% of our cars are 4+ years old. In addition, we believe we are the only ecommerce player that offers cars in the value segment, or sub-$10K range. While there are many benefits to extending our vehicle offerings, including profitability, our success here enables us to offer more options to more consumers and has helped us take more share in our core markets as a result. We think customers appreciate the combination of our easy to use digital platform, our broad vehicle selection and our overall commitment to customer satisfaction as evidenced by our 70 net promoter score.

Now I’d like to turn to some financial trends that I think are important and highlight the opportunity we have before us. We spent 2019 investing in our technologies, our processes and really focusing in on improving our unit economics. As a result, we entered 2020 with a lot of momentum, seeing our best month ever from a profitability standpoint in February. March was tracking higher until California went into lock down due to the Covid-19 outbreak. While this slowed our sales engine, we were able to adjust our sales approach - offering touchless test drive and adding PermaSafe™ to our reconditioning process, for instance – and take advantage of increasing customer demand for alternative transportation options, and by May we saw sales rebound to pre-Covid levels. Given our current visibility and increasing customer demand, we believe we are well positioned for near and long-term growth.

Now I’d like to turn it over to Toby Russell, my Co-CEO who can share a little more about the technology that has powered our success.

Toby Russell, Co-CEO

Thanks George. George has walked you through our business model, and I want to share just a few thoughts on how we have been able to execute the model and why we’re so excited for the future.

First of all, to do what we’ve done, we’ve had to bring together three key things; great consumer technology, operational excellence, and strong marketing and branding capability. In order to deliver on those, we’ve assembled a team from multiple industries drawing from the very best ranging from Amazon’s e-commerce operations to traditional auto retail to the technology of Google and the branding and marketing of consumer-packaged goods. We’re really excited about the leadership team we have and the capabilities that we’ve brought together to build an extraordinary used auto retail e-commerce machine.

We are proud of the break-away consumer experience we have been able to build with our suite of technologies. In essence we have delivered to our customers a mobile-first, end to end, shopping and purchase experience that allows a customer - from the comfort of their home - to identify a desired vehicle, push a button to set up test drive, have the desired vehicle delivered to their home or work where they can then test drive the vehicle, and if they like it, they can purchase it in their driveway with all the financing and insurance products needed to complete a superlative car-buying experience. The same technology platform allows for a similar car-selling experience, where a customer can offer the car to Shift; our data analytics then allow us to evaluate the car, offer a price and then come pick up the car and transfer funds to the customer. Again, all from the comfort of their home or workplace.

Our machine learning algorithms and digital customization allows us to better evaluate all aspects of our business model, and we are continuing to enhance our entire technology suite. This benefits us in multiple ways. We can drive down reconditioning costs via machine learning and digital streamlining and we can leverage our data-driven initiatives around sales and marketing, so that we spend more efficiently. Together these data-driven capabilities help us drive down our already industry-leading CAC as well as enable intelligent and measured future brand building in our sales and marketing functions.

Given that the ecommerce segment of the used car market is very small – less than 1% - and given the success of our offering, we believe we are very well positioned to take share from traditional auto retailers, who represent about 50% of the used car market, and given our consumer heritage and the ease of our car purchasing offering, we are uniquely positioned to take share from the P2P market, which represents the other half of today’s market.

So, in summary, we have leveraged our technology to position ourselves to maintain compelling unit economics while accelerating our growth.

Let me highlight a few areas where we see tremendous growth opportunities that we are assuming in our financial model.

First of all, we believe there remains a great opportunity to take additional share in our existing markets. To illustrate one of our near term opportunities: if we replicated our San Francisco area market-share across the state of California, we’d be achieved a 16X growth opportunity in California alone, which implies a $2.5 billion market opportunity for us. So we will be heavily investing in growing penetration in existing markets.

Secondly, we see significant opportunity in new markets where we believe our model is easily scalable. We are excited about our new market playbook, which we’ve shown in Portland, allows us to achieve strong market share in a market quickly.

And thirdly, we continue to see receptivity from customers as we build out our finance and insurance, or F&I, offerings.

These three initiatives will drive our growth into 2021 and beyond.

Additionally, we see longer term opportunities in two areas that are not in the model but have strong upside potential: 1) we think we can offer our technology platform to 3rd party dealers, creating a marketplace where they can use our platform to more efficiently monetize their inventory. We have already seen the appetite in that potential channel and will work to incorporate that into our future growth plans. Secondly, there is an opportunity for us to consider tactical M&A opportunities to look at certain companies that could help us expand our geographic footprint and allow us to take offline operations and transition them to e-commerce operations.

And with that I will send it back to George.

George Arison, Co-CEO

Thank you Toby.

I’d like to now turn to our financial performance. We are tremendously proud of our ability to maintain healthy unit economics. As Toby outlined, we kicked off several initiatives in 2019 with the focus of improving our unit economics to ensure we could grow the business responsibly with both top-line and market growth. We invested in technology, completed our team, and identified areas of customer-centric focus, leading to stronger unit economics. As a result, we anticipate a 70% year over year increase in sales in the back half of 2020 and expect to hit a run rate of $235MM in Q3 2020.

Looking at gross profit. Our competitive unit economics paired with our lower ASP results in a strong gross margin profile of 7.8% projected for 2020; one of the best in the industry with a clear path to additional margin improvements going forward. In fact, we believe we will achieve a gross margin – a gross profit margin – between 11% and 13% by 2022.

And finally, as mentioned, we are highly efficient with our customer acquisition costs, and we will remain focused on that going forward.

So, pulling it altogether in a compelling long-term model. As we look forward, we are focused on rapid growth and achieving scale with a clear-cut profitability

In conclusion, I am extremely excited about the opportunity before us – all the technology, machine learning and data analytics coupled with our unique operational approach and future brand marketing sets us up extremely well for the rest of 2020 and beyond.

With that, we would like to conclude our call as we will not be taking questions today. Thank you for joining the call and we hope you are all staying safe and healthy.

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